Exhibit 99.1

NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA OR JAPAN

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003, AS AMENDED (THE “PROSPECTUS DIRECTIVE”) INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

ArcelorMittal Announces Launch of Bond Issue

Luxembourg, March 6, 2019 – ArcelorMittal (the “Company” or the “Issuer”) announced today that is has launched an offering of USD-denominated notes.

The net proceeds from the offering are expected to be applied towards repayment of existing debt including the $1 billion outstanding under a $7 billion term facilities agreement entered into in connection with the proposed acquisition of Essar Steel India Limited through a joint venture with Nippon Steel and Sumitomo Metal Corporation (“NSSMC”). The joint venture agreements provide that ArcelorMittal and NSSMC will own 60% and 40%, respectively, of the joint venture’s share capital and will have equal representation and voting rights on its board of directors, such that the joint venture will be considered by the parties to be a jointly controlled entity. ArcelorMittal anticipates that its investment in the joint venture will be equity accounted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by calling toll-free at (800) 831-9146, Credit Agricole Securities (USA) Inc. by calling toll-free at (866) 807-6030, Goldman Sachs & Co. LLC by calling toll-free at (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by calling collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated by emailing dg.prospectus_requests@baml.com and RBC Capital Markets, LLC by calling toll-free at (866) 375-6829.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In any EEA Member State, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of Directive 2003/71/EC (such Directive and amendments thereto, including Directive 2010/73/EU together with any applicable implementing measures in the relevant home Member State, the “Prospectus Directive”).

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

MiFID II professionals/ECPs-only/No PRIIPs KID.